SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

FORM 6-K
EXHIBIT INDEX

	EXHIBIT	PAGE NO.
1.	News Release dated October 22, 2002	3

EXHIBIT 1

PLACER DOME CONTINUES STRONG
PROFITABILITY IN THIRD QUARTER

OCTOBER 22, 2002

	September 30

	Third Quarter		Nine Months

	2002	2001	2002	2001
(all dollar amounts reported in U.S. dollars)	$	$	$	$

Financial (millions US$)
Sales	275	288	854	931
Mine operating earnings	65	74	235	256
Net earnings (loss)	28	(211)	113	(162)
Cash flow from operations	100	95	280	317
Per common share
Net earnings (loss)	0.08	(0.65)	0.34	(0.50)
Cash flow from operations (i)	0.29	0.29	0.84	0.97
Return on net assets (i) (ii)	1.7%	(10.0%)	8.0%	(5.3%)
Operating
Placer Dome's share:
Gold production (000s ozs)	570	658	1,906	2,099
Gold cash production costs ($/oz)(iii)	195	171	182	176
Gold total production costs ($/oz)(iii)	244	231	233	231

THIRD QUARTER FINANCIAL HIGHLIGHTS

  Cash flow from operations totals $100 million or $0.29/share.

  Mine operating earnings total $65 million.

  Net earnings total $28 million or $0.08/share.

  Placer Dome's forward sales program realized a $33/oz premium over the average spot price of gold of $314/oz for the third quarter, contributing $19 million to revenue. As of September 30, 2002 Placer Dome has a net commitment of 7.1 million ounces, or approximately 16% of reserves, at an average price of $410/oz for delivery over a period of 14 years. The mark-to-market value of the precious metals program was $304 million at gold's closing price of $323/oz at the end of the quarter.

HIGHLIGHTS FROM OPERATIONS AND PROJECTS

  Production totalled 570,000 ounces of gold in the third quarter.

  Cash and total costs for the period increased to $195/oz and $244/oz respectively, reflecting reduced production from Golden Sunlight and Misima as they near the end of their mine lives and from Dome, following the formation of the 51% owned Porcupine Joint Venture.

  Placer Dome's May 26 bid for the purchase of all of the shares of AurionGold has now received support from Aurion's Board of Directors. The acquisition, if 100% of AurionGold shares are acquired, will give Placer Dome 100% of Granny Smith and 75% of Porgera and is expected to add 1 million ounces of new production annually for the next 10 years, as well as an extensive package of highly prospective exploration properties in the prolific Kalgoorlie region of western Australia. Placer Dome currently holds 56% of AurionGold and the offer has been extended until November 1, 2002.

  In August, the government of the Dominican Republic ratified Placer Dome's contract for the Pueblo Viejo project. Key staff are now on site and the feasibility study has been launched. Placer Dome has four years to make a production decision, but expects to complete the study in two years.

  The Porgera mine in Papua New Guinea has returned to full production after election-related vandalism interrupted the power supply for most of the third quarter. As announced on September 20, Placer Dome's share of production from Porgera (50%) will be reduced by 60,000 ounces to 280,000 ounces for the year. An ongoing drill program aimed at testing extensions to the current underground mineralization is returning extremely encouraging results. A resource model is currently being constructed and new resources are expected to be included in year-end results.

  At Getchell, the test-mining program at the Turquoise Ridge deposit has been initiated to determine the viability of resuming production. In the fourth quarter the mine will evaluate the economic potential of contract mining of the Getchell orebody. Any production from either of these efforts would continue to be processed at Newmont's Twin Creeks facility under the existing contract that runs through June, 2004.

  The Cortez mine continues to perform well. The joint venture recently identified a geologically prospective area south east of the original Cortez mine and is commencing a new drill program using 5 rigs to explore this area. In addition to the testing of two new processes for treating certain carbonaceous, preg-robbing ores, Cortez has also entered into a new agreement with Barrick Gold for the sale of carbonaceous ore. The new agreement includes previously uneconomic ore types and takes effect in November.

  Placer Dome's share of production from the South Deep mine in South Africa increased 11% over the same period last year due to higher throughput, partially offset by lower grades. Year-to-date production costs are in line with the same period last year. In October, the South African government released a revised draft of a socio-economic empowerment charter that contemplates increasing the participation of historically disadvantaged South Africans in the mining industry. The joint venture is currently engaged in several social programs aimed at improving economic and social conditions for its employees that may be relevant to the Charter's aims. There is an ongoing process of consultation around the Charter and the Corporation continues to engage in those discussions.

  At the newly formed Porcupine Joint Venture between Placer Dome (CLA) and Kinross Gold completed in Timmins on July 1, integration activities have been completed. The focus of the joint venture will be to add significant resources through an aggressive underground and surface exploration program. The Pamour pit is the most prospective target at this time and a feasabillity study is being conducted on the property.

  The Musselwhite mine commissioned a new conveyor and crushing system in August, reaching capacity in September. Due to unplanned interruptions during commissioning, unit costs rose in the third quarter, but are expected to return to forecast levels in the fourth quarter.

Vancouver, Canada--Placer Dome Inc. is pleased to announce net earnings of $113 million or $0.34/share for the first three quarters of 2002 versus a net loss of $162 million or $0.50/share in the year-earlier period. Cash flow from operations totalled $280 million, down from $317 million in the first three quarters of 2001 as there had been a significant draw-down of inventories in 2001. Mine operating earnings decreased to $235 million from $256 million in the year-earlier period, due to lower gold production and lower copper revenue.

PDI's share of sales revenue in the first three quarters fell to $854 million from $931 million in the corresponding period, reflecting lower copper prices and lower gold production, offset by a higher realized gold price. Production in the first three quarters was 1,906,000 ounces versus 2,099,000 ounces primarily due to the closure of Kidston in July 2001 and lower production at Golden Sunlight and Misima as they approach the end of their mine lives. Copper production totalled 320 million pounds, up from 306 million pounds in the year-earlier period with cash and total costs rising slightly to $0.45/lb and $0.59/lb respectively from $0.44/lb and $0.57/lb respectively in the first three quarters of 2001.

Placer Dome's forward sales program contributed $72 million to gold mine operating earnings in the first three quarters, realizing a premium of $39/oz over the average spot price for the period of $306/oz for an average price of $345/oz. As of September 30, 2002 based on the closing spot price of gold of $323/oz, the mark-to-market value of the precious metals sales program was $304 million.

The Company is pleased to report a number of new appointments around the Corporation in anticipation of increasing integration with AurionGold. Mr. Steve Smith, Vice-President and Treasurer, is returning to his native Australia to assume the role of Chief Financial Officer for Placer Dome Asia Pacific. Mr. Tony Giardini, currently Director, Treasury Operations, will replace Mr. Smith as Treasurer. Mr. Gordon Miller, Vice-President Business Development, will be seconded to Australia as Vice-President and Chief Operating Officer, Kalgoorlie.

In South Africa, Mr. George Paspalas, Mine Manager of Granny Smith Mine in Australia will assume the role of Executive Vice-President, South Africa. Mr. Paspalas replaces Mr. Peter Harris who is returning to Vancouver as Senior Vice-President, Project Development for the Company.

Placer Dome will host a conference call to discuss its third-quarter results at 7:00 am PDT on Wednesday, October 23. North American participants may access the call at 1-888-793-1728. International participants please dial (416) 641-6655. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com.

-end-

For further information contact: Brenda Radies (604) 661-1911

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

Notes to Highlights table

  Cash flow from operations per share and return on net assets are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.
  Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.
  Cash production cost per ounce has been restated for the period ending September 30, 2001 to reflect the change in the Gold Institute Standard related to amortization of deferred stripping costs. Effective January 1, 2002, amortized amounts previously included in the non-cash component of production costs are now included in cash costs. The amount of amortized deferred stripping costs for the three months ended September 30, 2002 and 2001 were $12/oz and $11/oz, respectively, and for the nine months ended September 30, 2002 and 2001 were $9/oz and $18/oz, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(U.S. dollars, in accordance with U.S. GAAP)

Throughout this document, Placer Dome is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome's share is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders' percentage of results in non-wholly owned subsidiaries. Reference to future dollar amounts in 2002 and 2003, represent nominal dollars, whereas dollar amounts in 2004 and beyond represent constant or uninflated dollars.

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001

Financial ($ millions)
Sales	275	288	854	931
Mine operating earnings
Gold	55	69	205	209
Copper	11	13	36	56
Other	(1)	(8)	(6)	(9)

	65	74	235	256

Net earnings (loss)	28	(211)	113	(162)
Cash flow from operations	100	95	280	317

Production and sales volumes
Gold (000s ozs)
Group's share production	570	658	1,906	2,099
Consolidated production	553	660	1,860	2,129
Consolidated sales	573	659	1,884	2,224
Copper (000s lbs)
Production	104,831	107,109	319,635	306,429
Sales	117,662	105,656	324,032	312,925

Average prices and costs
Gold ($/oz)
Group's share price realized	347	334	345	322
London spot price	314	274	306	269
Group's share cash cost	195	171	182	176
Group's share total cost	244	231	233	231
Copper ($/lb)
Price realized	0.69	0.71	0.71	0.76
London spot price	0.69	0.67	0.71	0.74
Cash cost	0.48	0.43	0.45	0.44
Total cost	0.61	0.57	0.59	0.57

1. Overview

•     Consolidated net earnings in accordance with U.S. GAAP for the first nine months of 2002 were $113 million ($0.34 per share), compared with a loss of $162 million ($0.50 per share) for the same period in 2001. Return on net assets (i) for the period was 8.0% compared with (5.3%) in 2001.

•     Earnings before unusual items (i) were $113 million ($0.34 per share) for the first nine months of 2002, 11% up from 2001. This primarily reflects higher investment income, lower discretionary spending and a lower effective tax rate, partially offset by lower mine operating earnings.

	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Net earnings (loss)	28	(211)	113	(162)
Unusual items, net of tax
Write-down of mining interests	-	292	-	292
Kidston cumulative translation gain	-	(21)	-	(21)
Unusual tax adjustments	(2)	(22)	10	(22)
Unrealized non-hedge derivative (gains) losses	1	3	(10)	15

Earnings before unusual items (i)	27	41	113	102

Per common share	0.08	0.11	0.34	0.30

•     Cash flow from operations for the first nine months of the year was $280 million, 12% lower than the 2001 period due to lower contribution from copper and significant draw down of product inventory in the first nine months of 2001.

•     Under Placer Dome’s precious metals sales program, the Corporation realized an average price of $345 per ounce for gold for the first nine months of 2002, a premium of $39 per ounce over the average spot price and contributing $72 million to revenue.

•     Consolidated gold production decreased by 13% compared with the prior year period due primarily to the closure of the Kidston Mine in July 2001, production interruptions at the Porgera Mine in the third quarter of 2002, reduced production from Golden Sunlight and Misima as they approach the end of their mine lives, and reduced production from the Dome mine due to the formation of the Porcupine joint venture on July 1, 2002. These declines were partially offset by increased production at a number of operations, most notably at Granny Smith Mine due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001. Placer Dome’s share of unit total production cost increased by $2 per ounce to $233 per ounce for the first nine months of 2002. Consolidated copper production was up 4% but, reflecting higher costs, unit total production cost was up 4% compared with the prior year period.

•     In May, Placer Dome announced a takeover bid for the Australian gold producer, AurionGold Limited (“AurionGold”). The acquisition once 100% complete, is expected to add approximately one million ounces to Placer Dome’s annual production, increase the company’s ownership in Granny Smith to 100% and Porgera to 75%, and provide significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. The bid remains open until November 1, 2002. In the original bid Placer Dome offered 17.5 Placer Dome shares per 100 AurionGold shares. On July 28, the offer was increased by a cash component of A$0.35 per AurionGold share (which is reduced for subsequent cash dividends paid by AurionGold). On September 30, 2002, the Corporation owned 43%. On October 13, 2002, the Board of AurionGold revised its recommendation in relation to the takeover offer by Placer Dome. Each of the AurionGold Directors has recommended that remaining AurionGold shareholders, either accept the Offer or sell their shares on market while the Offer remains open. On October 22, 2002, Placer Dome owned 56% of AurionGold.

•     Placer Dome’s share of gold and copper production in 2002, excluding the potential impact of the AurionGold takeover, is targeted at approximately 2.5 million ounces and 417 million pounds, respectively. Cash and total production costs for gold are estimated to be approximately $182 and $230 per ounce, respectively.

(i)	Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets. The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. These are non-GAAP earnings measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.

2. Financial Results of Operations

PRODUCTION AND OPERATING SUMMARY

		For the nine months ended September 30						Estimated annual 2002

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total	Production (ozs, 000s lbs)	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2002	$ 9	261	18.0	96.2	145,602 +7%	171 243	190,000	179 252
	2001	$ (3)	346	12.9	94.6	135,651	222 299	178,139	208 287

Dome (3)	100% 2002	(3)	1,673	2.4	91.8	118,663 -47%	245 328	119,000	245 328
	2001	(1)	3,083	2.6	89.1	225,246	212 273	302,795	208 268

Musselwhite	68% 2002	-	546	5.8	95.3	96,323 -19%	224 292	143,000	212 281
	2001	-	666	5.8	95.1	118,649	191 268	158,988	191 265

Porcupine (3)	51% 2002	-	545	2.9	91.9	46,154 -	247 303	103,000	214 278

United States
Bald Mountain	100% 2002	17	3,156	1.4	96.8	138,576 +67%	135 184	161,000	138 195
	2001	(7)	3,382	1.5	64.7	83,206	276 363	108,393	280 365

Cortez (4)	60% 2002	60	1,648	7.9	88.8	495,582 -7%	141 187	623,000	137 189
	2001	58	1,596	8.9	91.0	535,701	121 160	712,850	121 161

Getchell (5)	100% 2002	-	-	-	-	54,806 n/a	- -	55,000	- -
	2001	-	-	-	-	-	- -	3,111	- -

Golden Sunlight	100% 2002	(5)	1,672	1.5	77.2	60,809 -62%	364 398	109,000	281 308
	2001	8	1,771	3.5	81.6	161,677	110 226	195,507	123 249

Papua New Guinea
Misima (6)	80% 2002	11	3,508	0.9	88.6	88,770 -14%	187 206	118,000	183 200
	2001	6	3,417	1.0	89.2	103,555	190 213	133,282	186 218

Porgera	50% 2002	(1)	1,463	4.7	85.3	195,537 -33%	230 288	280,000	226 283
	2001	11	2,237	5.0	81.2	292,011	192 235	380,311	207 250

Australia
Granny Smith	60% 2002	36	1,778	4.3	93.2	228,877 +62%	118 146	282,000	125 157
	2001	11	1,647	2.9	90.4	141,398	192 203	208,306	170 181

Kidston (7)	70% 2001	7	2,392	1.4	86.0	103,132	166 217	103,403	166 217

Osborne	100% 2002	n/a	1,102	1.0	79.6	27,575 -10%	n/a n/a	35,000	n/a n/a
	2001	n/a	1,094	1.1	80.9	30,689	n/a n/a	41,706	n/a n/a

Chile
La Coipa (9)	50% 2002	(1)	2,347	1.1	84.6	67,422 +65%	230 312	96,000	227 308
	2001	(2)	2,320	0.7	81.4	40,780	201 286	58,425	212 297

South Africa
South Deep	50% 2002	9	655	6.9	96.6	140,990 +11%	198 233	185,000	203 239
	2001	4	499	8.2	97.2	127,554	198 234	171,126	196 235

Metals hedging revenue	2002	72
	2001	115

TOTAL GOLD (2)	2002	$ 205				1,905,686 -9%	182 233	2,499,000	182 230
	2001	$ 209				2,099,250	176 231	2,756,342	177 233

COPPER
Osborne (8)	100% 2002	7	1,102	3.3	95.9	74,644 -5%	0.48 0.60	93,400	0.49 0.61
	2001	11	1,094	3.4	95.9	78,467	0.54 0.64	108,496	0.50 0.62

Zaldivar	100% 2002	29	11,783	1.1	88.0	244,991 +7%	0.44 0.59	323,700	0.45 0.60
	2001	42	13,138	1.2	64.4	227,962	0.41 0.55	308,664	0.43 0.56

Metals hedging revenue	2002	-
	2001	3

TOTAL COPPER	2002	$ 36				319,635 +4%	0.45 0.59	417,100	0.46 0.60
	2001	$ 56				306,429	0.44 0.57	417,160	0.45 0.58

Other	2002	(6)
	2001	(9)

CONSOLIDATED MINE	2002	$ 235
OPERATING EARNINGS(1)	2001	$ 256

Notes: Refer to page 17 of this report for the notes to the Production and Operating summary.

Mine operating earnings for the nine months of 2002 were $235 million, a decrease of 8% or $21 million over 2001 due primarily to lower contribution from copper.

Gold operating earnings decreased by 2% to $205 million in the first nine months of 2002 compared with 2001 as higher realized prices were offset by slightly higher costs and lower sales volume. Gold sales revenue for the first nine months of 2002 was $637 million compared with $708 million in the prior year period, a decline of 10% reflecting a $23 per ounce increase (or 7%) in the average realized price, offset by a 15% decline in sales volume. The higher sales volume in 2001 reflected higher production and a drawdown of inventory whereby sales were 95,000 ounces higher than production in the period. Consolidated gold production for the first nine months of 2002 decreased by 13% to 1,860,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, production interruptions at the Porgera Mine in the third quarter of 2002, reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, and reduced production from Dome/Porcupine mine due to the formation of the joint venture on July 1, 2002. These declines were partially offset by increased production at a number of operations, most notably at Granny Smith, where a 62% increase in production was due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001. Placer Dome's share of cash and total production costs per ounce for the nine-month period were $182 and $233, respectively, compared with $176 and $231 in the 2001 period. The overall increase in Placer Dome's cash and total production costs is attributed to lower production at a number of mines offset by improved performances at the Granny Smith, Campbell and Bald Mountain mines.

Copper operating earnings of $36 million in the first nine months of 2002 were 36% lower than 2001 due to lower realized prices and marginally higher costs. Copper sales revenue for the nine-month period was $214 million compared with $220 million in the 2001 period reflecting a 7% decline in the average realized price partially offset by increased sales volume due to increased production. Consolidated copper production in the first nine months of 2002 was 320 million pounds (144,984 tonnes), up 4% from the prior year period. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.45 and $0.59, respectively, compared with $0.44 and $0.57, respectively, in 2001.

Canada

  Following the completion of the revised mine plan in October 2001, production at the Campbell Mine in the first nine months of 2002 increased by 7% from the prior year period due to a 40% increase in grades, partially offset by a 25% decline in throughput. Initial exploration drilling on and assessment of the DC Zone was completed in the first half and has resulted in the addition of 122,000 ounces of new reserves and 375,000 ounces of resources. Work continues on the DC zone and it is expected that additional reserves will be added by year-end. A complete life of mine plan incorporating the new zone is also expected by the end of the year.

  Effective July 1, 2002, Placer Dome (CLA) Limited ("PDCLA") and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. The objective is to increase value by combining Dome's modern operations with Kinross' large and highly prospective land package that is expected to extend the productive life of the Dome facilities. PDCLA owns a 51% interest in and is the operator of the joint venture. The immediate focus will be on optimizing production from the combined operations. At the Dome Mine, production in the first six months of 2002 was 22% lower than the prior year period due to mechanical problems with the crushing and conveying circuit and lower grades. In the third quarter, the Porcupine Joint Venture contributed 46,154 ounces, which is 36% below Dome Mine's contribution in the same prior year period. The contribution to Placer Dome's annual production from the Dome Mine and the Porcupine Joint Venture for 2002 is expected to be 222,000 ounces, 27% below that of Dome Mine in 2001. The operations, as synergistic benefits are realised, will generate expected increases in production in the fourth quarter and into the future. The focus will be to add significant resources through an aggressive underground and surface exploration program. The Pamour pit is the most prospective target at this time and a feasibility study is being conducted on the property.

  At the Musselwhite Mine, Placer Dome's share of production for the first nine months of 2002 was 19% lower than the prior year period due to unplanned production interruptions and delays in the commissioning of the new conveyor and crushing system. Accordingly, unit cash cost was higher, but is expected to improve in the fourth quarter, along with production levels, following the commissioning of the underground crusher and conveyor in September.

United States

  Placer Dome's share of production from the Cortez Mine in the first nine months of 2002 declined by 7% compared with the 2001 period due primarily to lower carbonaceous ore sales, which ceased in July 2002. New terms, which include the processing of previously uneconomic ore types, have been negotiated with Barrick Gold, and the sales of carbonaceous ore will resume in November 2002. Cortez has commissioned an engineering pre-feasibility study comparing the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two new competing processes. One method uses a modified cyanide-based leaching process and the other uses a thiosulfate-based heap leaching process. Assuming a positive outcome from the pre-feasibility study, on-site testing of the chosen process in a full feasibility study is slated for 2003. If successful, this alternative will reduce Cortez' need for off-site processing of carbonaceous ore, thereby reducing costs and increasing the potential to add resources. Gold production in 2002 is estimated to be 13% lower than 2001. Cash production cost per ounce is expected to rise by about 13% to $137 per ounce due to higher costs associated with South Pipeline.

  At the Bald Mountain Mine, production in the first nine months of 2002 was 138,576 ounces (or 67%) higher than the prior year period due to improvements in leach pad solution chemistry leading to higher recovery and increased carbon column capacity.

  With Golden Sunlight approaching the end of its mine life, gold production in the first nine months of 2002 was 62% lower than the 2001 period. Milling of stockpiled ore was essentially completed in September 2002 when the pit ramp went into production. Also, a proposal for underground mining was approved in the first quarter. Work commenced in June and the project is expected to contribute ore over a twelve-month period. Pit closure is now scheduled for the third quarter of 2003.

  In 2002, ongoing exploration at the Getchell Mine has been encouraging. The operation currently has 57 employees who are working to further define the potential to resume mining the Getchell and Turquoise Ridge orebodies. In September, a test-mining program at Turquoise Ridge and the high-grade N Zone was initiated to determine the viability of sustained production of 300,000 ounces per year from the mine. In the fourth quarter, the mine will evaluate the economic potential of contract mining of the Getchell orebody. Any production of ore from either of these efforts will continue to be processed at Newmont's Twin Creeks facility under the current contract that runs through June 2004.

Australia and Papua New Guinea

  At the Porgera Mine, Placer Dome's share of production in the first nine months of 2002 was 33% below 2001 levels due to production interruptions in the third quarter of 2002. Electrical power has only been available intermittently since July 16 due to vandalism that interrupted the power supply. On August 27, 2002, the open pit operations were suspended; electrical power was restored on October 12, 2002. Re-commencement of underground mining, which was suspended in 1997, is underway and is expected to contribute ore by the fourth quarter of this year. Cash and total costs per ounce at $230 and $288 (excluding $7 million of costs related to the production interruption) respectively, are higher than 2001 due to production of lower grade material. In 2002, excluding the positive impact of the AurionGold acquisition, Placer Dome's share of gold production is expected to be approximately 280,000 ounces, 26% lower than 2001. Unit cash and total costs, (excluding the costs related to the production interruption) in 2002 are expected to decline marginally from the nine months results.

  At the Granny Smith Mine, Placer Dome's share of production for the first nine months of 2002 was 228,877 ounces (or 62%) higher than the prior year period due to the commencement of production from the higher grade Wallaby deposit in the fourth quarter of 2001. Both the Sunrise and Jubilee pits were depleted during the first quarter. In 2002, excluding the positive impact of the AurionGold acquisition, production is expected to increase by 35% over 2001 levels with the Wallaby deposit reaching full production capacity.

South Africa

  At the South Deep Mine, Placer Dome's share of production for the first nine months of 2002 was 11% higher than the prior year period due to higher throughput, partially offset by lower grades. Unit cash and total production costs, at $198 and $233 per ounce, respectively, were in line with the prior year period, as the costs related to higher throughput and local inflation were offset by increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, (which declined in value by about 17% over the 12-month period ended September 30, 2002).

  In 2002, construction activity has been focused on enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. During the first half of the year, the main shaft was completed to its ultimate depth of 2,990 meters and the new 7,350 tonnes per day mill was commissioned with its first gold poured in June. In May, a new life of mine plan for South Deep was completed. Commissioning of the main shaft is now planned for late 2003, with full operation by 2004, and the vent shaft is expected to be commissioned in the second half of 2003. Placer Dome now expects gold production (100%) will gradually ramp up from 370,000 ounces per year in 2002 to 700,000 ounces per year by 2007, averaging 600,000 ounces per year over this five-year period. Beyond 2007, production is expected to exceed 750,000 ounces per year.

  Cash and total cost estimates for 2002 are expected to increase from current rates at approximately $203 and $239 per ounce, respectively, compared to $196 and $235 per ounce, respectively in 2001. The unit increase in the fourth quarter is due to an anticipated reduction in production volume resulting from lower grades and the Christmas break. Over the following five years, Placer Dome expects cash and total costs to average about $145 and $180 per ounce, respectively. Longer term, after full production is achieved, cash and total costs are expected to average about $135 and $175 per ounce, respectively.

  On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the "Act") was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the regulations, money bill and amendments to the mining titles registration statute have been introduced, finalized and brought into operation. The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting rights and mining rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The Act also provides for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. To date, no such money bill has been introduced in Parliament or released for public comment. On October 9, 2002 the South African government released a revised socio-economic empowerment charter, which provides a framework for increasing the participation of historically disadvantaged South Africans (HDSAs) in the mining and minerals industry. While still in draft form, the revised charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. It also sets out provisions whereby the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The charter does not specify the nature of the assistance to be provided. Further work is required to develop the scorecard under the charter, which is the mechanism that will measure the level and type of HSDA participation that is needed for companies to fulfil the intent of the charter. The Corporation will continue to monitor closely the progress of the Act and related instruments and assess their impact, if any, on current operations and future development at South Deep.

Chile

  At the Zaldivar Mine, copper production for the first nine months of 2002 increased by 7% due to higher recovery. In 2002, production is targeted at 323.7 million pounds (146,800 tonnes), 6% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to $0.45 and $0.60 per pound, respectively, due to higher costs and depreciation charges.

Other

  In the third quarter of 2001, included in other operating earnings are adjustments totalling $5 million related to stock based compensation). FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues, clarifies the definition of an employee. As a result of the application of FIN 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), which came into effect on July 1, 2000, additional compensation costs of $2 million related to stock option grants to employees of joint ventures were recorded in 2001. As a result of the prospective application of Issue 31 of EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44", for new awards after January 18, 2001, Placer Dome recorded additional compensation costs of $3 million in the year related to Canadian dollar denominated stock options granted to non-Canadian employees. Through the third quarter of 2002, nil has been expensed related to stock based compensation.

3. Other Income and Expenses

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $86 million in the first nine months of 2002, a decline of 9% from the year earlier period. The decline reflects lower costs related to the Getchell Mine due to the decrease in the work force in the first quarter of 2002.

Due to lower gold prices, in the third quarter of 2001, Placer Dome wrote off and recorded provisions totalling $292 million related to the Getchell Mine project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset and provide a satisfactory return to shareholders.

Non-hedge derivative gains (losses) in the first nine months of 2002 were $8 million (2001- $(31) million). Included in this amount is net unrealized gains (losses) of $14 million (2001 - $(17) million) related to the mark-to-market value changes on foreign currency forward and option contracts covering future periods. The positive impact during this nine-month period primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar since the end of 2001.

Investment and other business income in the first nine months of 2002 was $32 million, compared with $41 million in the year-earlier period. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. The investment in AurionGold is being carried at current market value with the difference between the acquisition costs and current market value included in other comprehensive income. Once Placer Dome achieves control, the AurionGold operations will be consolidated. In the third quarter of 2001, with the shutdown of the Kidston Mine, Placer Dome realized a gain of $21 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income.

Interest and financing expenses were $48 million and $53 million in the first nine months of 2002 and 2001, respectively, reflecting debt reduction. In addition, there was $5 million and $4 million of interest capitalized in each of the current and prior year period, respectively.

Excluding the impact of write-downs, cumulative translation gain and certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 14% and 6% for the first nine months of 2002 and 2001, respectively.

4. Financial Condition, Liquidity and Capital Resources

Cash flow from operations decreased by $37 million to $280 million in the first nine months of 2002 compared with the corresponding period in 2001. The decrease of 12% reflects changes in non-cash working capital and lower copper earnings. In 2001, there was a significant draw down in inventory with sales being 95,000 ounces higher than production in the nine-month period.

Expenditures on property, plant and equipment in the first nine months of 2002 amounted to $105 million, a decrease of $70 million compared with the 2001 period. The expenditures included outlays of $25 million (2001 - $49 million) for Placer Dome's share of development costs at the Porgera and Cortez mines, $7 million (2001 - $24 million) related to the development of the Wallaby deposit at the Granny Smith Mine, $36 million for the main shaft, mill and underground development at the South Deep Mine (2001 - $36 million) and nil (2001 - $22 million) related to the dynamic pad project at the Zaldivar Mine.

On May 26, 2002, Placer Dome announced a proposal to acquire all of the outstanding shares of Australian gold producer AurionGold by offering 17.5 Placer Dome shares per 100 AurionGold shares. On July 28, 2002, the offer was increased by a cash component of A$0.35 per AurionGold share (which is reduced for subsequent cash dividends paid by AurionGold). The cash flow from investing activities in the third quarter of 2002, includes a cash out flow of $34 million related to the cash component described above, and the related costs of $2 million to acquire 43% of the outstanding shares of AurionGold to September 30, 2002.

Consolidated current and long-term debt balances at September 30, 2002 were $808 million, compared with $844 million at December 31, 2001. Financing activities in the first nine months of 2002 included net long-term debt and capital lease repayments of $34 million (2001 - $5 million), short-term debt repayments of $2 million (2001 - borrowings of $9 million), redemption of minority interest related to the investment in Kidston Mine of $5 million (2001 - nil), and dividends of $34 million (2001 - $33 million). Also included in investing activities is $23 million received in the first three quarters of 2002 related to the issuance of common shares on the exercise of stock options, an increase of $17 million from the corresponding period in 2001.

On September 30, 2002, consolidated cash and short-term investments amounted to $541 million, an increase of $102 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $517 million was held by the Corporation and its wholly owned subsidiaries and $24 million by other subsidiaries. Placer Dome also has approximately $700 million of undrawn bank lines of credit available.

5. Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of sold, call and put options, commit counterparties to prices payable at a future date. See note 8 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

At the end of the first nine months, Placer Dome has a net commitment of 7.1 million ounces of gold under its gold sales program, or approximately 16% of reserves, at an average price of approximately $410 per ounce for delivery over a period of 14 years. On September 30, 2002, based on spot prices of $323 per ounce for gold and $4.54 per ounce for silver, the mark-to-market value of Placer Dome's precious metals sales program was approximately $304 million, a decrease of $186 million from $490 million at the end of 2001 (at spot prices of $277 per ounce for gold and $4.53 per ounce for silver). The amount reflects the value that could have been received from counterparties if the contracts were closed out at the end of September 30, 2002. It is not an estimate of future gains which depend on various factors including interest rates, gold lease rates and the then prevailing spot price. The period-over-period change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

$

Mark-to-market value at December 31, 2001	490
Value realized (i)	(75)
Change in spot price (from $277/oz to $323/oz)	(291)
Positions added	8
Accrued contango	88
Change in volatility and interest rates	84

Mark-to-market value at September 30, 2002	304

(i)   Includes $3 million related to La Coipa, an equity accounted for investment.

For the copper sales and currency derivative programs, had Placer Dome closed out its forward and option contracts on September 30, 2002, the profit would have been approximately $1 million (based on a spot copper price of $0.65 per pound) and the cost would have been approximately $12 million (based on foreign exchange rates of CAD/USD - 1.5858; AUD/USD - 1.8376), respectively.

6. Outlook

Excluding the production attributable to the operations of AurionGold, Placer Dome’s share of gold and copper production in 2002 is targeted to be approximately 2.5 million ounces and 417 million pounds, respectively. Cash and total production costs for gold are estimated to be around $182 and $230 per ounce, respectively.

During August 2002, the Special Lease Agreement (“SLA”) for the Pueblo Viejo Project was ratified by the lower house of Congress of the Dominican Republic. During the new

Congressional session, the Congress is expected to ratify an amendment to the Mining Law. The process to approve the amendment to Article 19 of of the Mining Law continues to be closely monitored by Placer Dome since this represents the final step to achieve approval of the SLA. With the Congressional ratification of the SLA, Placer Dome Inc. has begun its feasibility study on the Pueblo Viejo gold deposit, anticipated to be an expenditure of $10 million. The majority of these funds will be spent in the next 12 months.

In 2002, Placer Dome’s share of capital expenditures are anticipated to be about $150 million, including $54 million at South Deep for the shaft, mill and underground development, $20 million at Porgera for Stage 5 and underground development and $14 million at Cortez for new heap leach infrastructure. Discretionary spending on general and administrative, exploration, technology, resource development and other are expected to be in line with 2001 at $137 million. On an average quarterly basis this represents an increase for fourth quarter which relates to higher exploration expenditures (primarily at Getchell and Porcupine), feasibility costs related to Pueblo Viejo (approximately $5) million, and higher technology costs.

7. Canadian GAAP

The Corporation also prepares a management’s discussion and analysis and interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as included in note 11 to the unaudited consolidated financial statements.

Notes to the Production and Operating Summary on page 8:

1.     Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. “Consolidated operating earnings”, (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

2.     Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$/oz	$/oz	$/oz	$/oz

Direct mining expenses	175	168	163	172
Stripping and mine development adjustment (i)	7	(6)	6	(3)
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(2)	(1)	(1)	(1)

Cash operating costs	181	162	169	169

Royalties	11	7	10	5
Production taxes	3	2	3	2

Total cash costs	195	171	182	176

Depreciation	36	46	41	41
Depletion and amortization (i)	8	6	6	6
Reclamation and mine closure	5	8	4	8

Total production costs	244	231	233	231

(i)	Effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. Prior year's cash production costs have been restated for comparative purposes. The mines that were impacted by this change are the following with their first nine months 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($55/oz), Cortez ($48/oz), Golden Sunlight ($22/oz), Porgera ($25/oz) and La Coipa ($5/oz).

3.     Placer Dome's wholly owned subsidiary, PDCLA, completed an agreement with Kinross to form the Porcupine Joint Venture that would combine the operations of Dome Mine with certain operations of Kinross effective July 1, 2002. The Dome Mine reflects the results for the first six months to June 30, and Porcupine Mine reflects 51% of the combined operation from July 1 onwards. See the Financial Results of Operations section, under Canada, of the Management's Discussion & Analysis for more information.

4.      For the nine months ended September 30, 2002, included in gold production is 32,105 ounces (September 30, 2001 - 57,100 ounces) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs due to the absence of milling costs.

5.     Production from the Getchell Mine relates to third party ore sales.

6.     Silver is a by-product at the Misima Mine. For the nine months ended September 30, 2002, Misima produced 527,000 ounces of silver and 468,000 ounces for the prior year period. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into 2004.

7.     The Kidston Mine was closed down in July 2001 due to the depletion of ore.

8.     Osborne produces copper concentrate with gold as a by-product, therefore, gold unit costs are not applicable.

9.     Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 106,544 ounces and 114,933 ounces for the nine months ended September 30, 2002 and 2001 respectively. At La Coipa, production for silver was 2.6 million ounces for the nine months ended September 30, 2002 and 4.5 million ounces for the prior year period.

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(millions of United States dollars, except share and per share amounts, U.S. GAAP)
(unaudited)

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Sales (note 4(a))	275	288	854	931
Cost of sales	169	166	489	535
Depreciation and amortization	41	48	130	140

Mine operating earnings (note 4(b))	65	74	235	256

General and administrative	9	9	28	31
Exploration	12	9	31	27
Technology, resource development and other	9	14	27	37
Write-downs of mining interests (note 5)	-	292	-	292

Operating earnings (loss)	35	(250)	149	(131)

Non-hedge derivative gains (losses)	(5)	(9)	8	(31)
Investment and other business income	11	27	32	41
Interest and financing	(16)	(18)	(48)	(53)

Earnings (loss) before taxes and other items	25	(250)	141	(174)

Income and resource taxes	2	38	(30)	16
Equity earnings of associates	1	1	2	-
Minority interests	-	-	-	(4)

Net earnings (loss)	28	(211)	113	(162)

Comprehensive income (loss)	31	(212)	121	(162)

Per common share
Net earnings (loss)	0.08	(0.65)	0.34	(0.50)
Diluted net earnings (loss)	0.08	(0.65)	0.34	(0.50)
Dividends	0.05	0.05	0.10	0.10

Weighted average number of common shares (millions)
Basic	345.9	327.9	335.2	327.7
Diluted	346.0	332.7	335.3	337.3

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)
(unaudited)

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Operating activities
Net earnings (loss)	28	(211)	113	(162)
Add (deduct) non cash items
Write-down of mining interest	-	292	-	292
Depreciation and depletion	41	48	130	140
Amortization of stripping (note 2(a))	8	8	26	41
Cumulative translation adjustment	-	(21)	-	(21)
Equity adjustments	2	3	6	6
Unrealized losses (gains) on derivatives	3	6	(14)	17
Deferred reclamation	-	1	6	3
Deferred income and resource taxes	(4)	(52)	8	(42)
Other items, net	(2)	11	(1)	13
Change in non-cash operating working capital	24	10	6	30

Cash from operations	100	95	280	317

Investing activities
Property, plant and equipment	(30)	(57)	(105)	(175)
Purchase of AurionGold Limited (note 3(b))	(34)	-	(34)	-
Short-term investments	(1)	6	(1)	3
Disposition of assets	-	3	6	4
Other, net	9	11	9	10

	(56)	(37)	(125)	(158)

Financing activities
Short-term debt	-	-	(2)	9
Long-term debt and capital leases	-	(5)	(34)	(5)
Common shares issued	-	4	23	6
Redemption of minority interest	-	-	(5)	-
Dividends paid
Common shares	(18)	(17)	(34)	(33)
Minority interest	(1)	-	(2)	(4)

	(19)	(18)	(54)	(27)

Increase in cash and cash equivalents	25	40	101	132

Cash and cash equivalents
Beginning of period	509	423	433	331

End of period	534	463	534	463

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
(unaudited)

ASSETS

	September 30	December 31
	2002	2001
	$	$

Current assets
Cash and cash equivalents	534	433
Short-term investments	7	6
Accounts receivable	62	95
Income and resource tax assets	4	7
Inventories (note 6)	154	160

	761	701

Investment	54	58
Investments in AurionGold Limited (note 3(b) and 12)	342	-
Other assets (note 7)	139	145
Deferred income and resource taxes	127	124
Property, plant and equipment
Cost	3,749	3,911
Accumulated depreciation and amortization	(2,096)	(2,228)

	1,653	1,683

	3,076	2,711

LIABILITIES AND SHAREHOLDERS' EQUITY

	September 30	December 31
	2002	2001
	$	$

Current liabilities
Accounts payable and accrued liabilities	123	140
Short-term debt	-	2
Income and resource taxes payable	29	25
Current portion of long-term debt and capital leases	203	35

	355	202

Long-term debt and capital leases	605	807
Deferred credits and other liabilities	181	179
Deferred income and resource taxes	174	167
Minority interests in subsidiaries	6	13
Commitments and contingencies (note 8, 9)
Shareholders' equity	1,755	1,343

	3,076	2,711

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, except share amounts, U.S. GAAP)
(unaudited)

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Common shares, opening	1,282	1,250	1,259	1,248
Shares issued for acquisition of AurionGold Limited	302	-	302	-
Exercise of options	-	4	23	6

Common shares (i), closing (note 10)	1,584	1,254	1,584	1,254

Unrealized gain on securities, opening	5	1	1	1
Holding gains	3	-	7	-

Unrealized gain on securities, closing	8	1	8	1

Unrealized hedging, opening	2	1	1	-
Holding gains	-	(1)	1	-

Unrealized hedging, closing	2	-	2	-

Cumulative translation adjustment, opening	(50)	(29)	(50)	(29)
Recognition of gain on closure of the Kidston Mine	-	(21)	-	(21)

Cumulative translation adjustment, closing	(50)	(50)	(50)	(50)

Accumulated other comprehensive income	(40)	(49)	(40)	(49)

Contributed surplus, opening	58	52	57	52
Stock-based compensation	(1)	5	-	5

Contributed surplus, closing	57	57	57	57

Retained earnings, opening	144	274	75	241
Net earnings (loss)	28	(211)	113	(162)
Common share dividends	(18)	(17)	(34)	(33)

Retained earnings, closing	154	46	154	46

Shareholders' equity	1,755	1,308	1,755	1,308

(i)	Preferred shares - unlimited shares authorized, no par value, none issued.
Common shares - unlimited shares authorized, no par value, issued and outstanding at September 30, 2002 -363,888,377 shares (December 31, 2001-328,608,666 shares).

(see accompanying notes to consolidated financial statements)

PLACER DOME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in millions of United States dollars, U.S. GAAP)

1.     The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. For further information, see the Corporation's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Business Report and Annual Information Form/Form 40-F for the year ended December 31, 2001.

        The Corporation also prepares a management's discussion and analysis and consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as included in note 11. The consolidated net earnings (loss) under Canadian GAAP were $113 million and $(190) million for the nine months ended September 2002 and 2001, respectively, and $32 million and $(248) million for the third quarter of 2002 and 2001, respectively.

        Certain amounts for 2001 have been reclassified to conform with current year's presentation.

2.     Change in Accounting Policies and Recent Accounting Pronouncements

(a)	For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months and nine months period ended September 30, 2001, $8 million and $41 million respectively, were reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to mine operating earnings or net earnings.

(b)	In June 2001, the FASB issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, thereby eliminating the use of the pooling-of-interests method. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 and SFAS 142 did not have an impact on Placer Dome's financial position and results of operations.

(c)	In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143, which comes into effect for fiscal years beginning after June

15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset will generally be recorded and will be depreciated over the life of the asset. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. Placer Dome is currently evaluating the impact of SFAS 143 and will adopt the new policy on January 1, 2003.

(d)	In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets". While SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", it retains the basic principles of SFAS 121 and addresses implementation issues that arose with SFAS 121. SFAS 144 was adopted on January 1, 2002, and it did not have an impact on Placer Dome's financial position and results of operations.

3.     Business Acquisitions

(a)	Effective July 1, 2002, Placer Dome (CLA) Limited ("PDCLA"), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The final allocation of the net book value of the assets contributed ($24 million), to the assets acquired is still preliminary and not expected to be complete until the fourth quarter of 2002. The initial acquisition allocation has been to the operating and exploration assets contributed by Kinross with an offsetting provision for reclamation. The impact of the final allocation is not expected to have a material effect on this quarter's results. The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

(b)	On May 26, 2002, Placer Dome announced a proposal to acquire all of the outstanding shares of Australian gold producer AurionGold Limited ("AurionGold") by offering 17.5 Placer Dome shares per 100 AurionGold shares. On July 5, AurionGold's Board of Directors recommended that the shareholders reject Placer Dome's offer. On July 28, 2002, the offer was increased by a cash payment of A$0.35 per AurionGold share (which is reduced for subsequent cash dividends paid by AurionGold). On July 31, 2002, the AurionGold's Board of Directors recommended to shareholders that they continue to reject the offer. The offer is currently unconditional and is scheduled to expire on November 1, 2002. As of September 30, 2002 Placer Dome owned 43% of AurionGold. As Placer Dome had not been able to exercise influence over AurionGold's operations as at September 30, 2002, the investment is being carried at current market value with the difference between the costs and current market value included in other comprehensive income. Once Placer Dome achieves control, the AurionGold operations will be consolidated. Included in investment income in the third quarter of 2002 is $5 million of dividend income from AurionGold. (note 12).

4.     Business Segments

        Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a) Sales Revenue

	Sales by metal
	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Gold	197	218	637	708
Copper	77	70	214	220
Other	1	-	3	3

	275	288	854	931

(b) Segment profit (loss) and revenue

	Sales revenue by mine
	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Canada
Campbell	17	14	45	41
Dome (note 3(a))	1	20	38	67
Musselwhite	10	12	29	35
Porcupine (note 3(a))	13	-	13	-

	41	46	125	143

United States
Bald Mountain	21	7	43	22
Cortez	48	45	151	140
Getchell	-	-	10	-
Golden Sunlight	6	13	19	46

	75	65	223	208

Papua New Guinea
Misima	13	10	37	37
Porgera	10	27	64	80

	23	37	101	117

Australia
Granny Smith	23	11	70	45
Kidston (i)	-	6	-	42
Osborne	16	16	51	60

	39	33	121	147

Chile
Zaldivar	63	54	171	165

South Africa
South Deep	15	12	41	33

Metal hedging revenue realized	19	41	72	118

	275	288	854	931

(i)	The Kidston Mine was closed in July 2001 due to the depletion of ore.

	Mine operating earnings
	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Canada
Campbell	4	-	9	(3)
Dome (note 3(a))	(1)	-	(3)	(1)
Musselwhite	-	(1)	-	-
Porcupine (note 3(a))	-	-	-	-

	3	(1)	6	(4)

United States
Bald Mountain	9	(3)	17	(7)
Cortez	17	17	60	58
Golden Sunlight	(2)	1	(5)	8

	24	15	72	59

Papua New Guinea
Misima	3	2	11	6
Porgera	(6)	7	(1)	11

	(3)	9	10	17

Australia
Granny Smith	11	3	36	11
Kidston (i)	-	2	-	7
Osborne	2	2	7	11

	13	7	43	29

Chile
Zaldivar	8	9	29	42

South Africa
South Deep	2	2	9	4

Metal hedging revenue realized	19	41	72	118
Other	(1)	(8)	(6)	(9)

	65	74	235	256

(i)	The Kidston Mine was closed in July 2001 due to the depletion of ore.

5.     Write-downs of mining interests

        In the third quarter of 2001, Placer Dome wrote off and recorded provisions totalling $292 million related to the Getchell Mine after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset and provide a satisfactory return to shareholders. The charge comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

6.     Inventories comprise the following:

	September 30	December 31
	2002	2001
	$	$

Product inventories	18	21
Metal in circuit	80	80
Ore stockpiles	51	61
Materials and supplies	51	44

	200	206
Long-term portion of ore stockpiles	(46)	(46)

Inventories	154	160

7.     Other assets consist of the following:

	September 30	December 31
	2002	2001
	$	$

Sale agreement receivable (i)	71	75
Ore stockpiles (note 6)	51	61
Other	31	33

	153	169
Current portion of other assets	(14)	(24)

	139	145

(i)	In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

8.     Consolidated Metals Sales and Currency Programs

        At September 30, 2002, based on the spot prices of $323 per ounce for gold, $4.54 per ounce for silver and $0.65 per pound for copper, the mark-to-market values of Placer Dome's precious metals and copper sales programs were approximately $304 million and $1 million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on September 30, 2002, the cost would have been approximately $12 million (based on foreign exchanges rates of C$/US$1.5858 and A$/US$1.8376), all of which has been recognized through earnings or other comprehensive income.

     At September 30, 2002, Placer Dome's consolidated metals sales program consists of:

	2002	2003	2004	2005	2006	2007	2008+	Total

Gold (000's ounces):

Fixed forward contracts
Amount	160	570	458	697	498	230	400	3,013
Average price (i) ($/oz.)	404	427	408	352	336	352	364	376
Fixed interest floating lease rate contracts
Amount	-	-	98	148	317	517	2,234	3,314
Average price (i) ($/oz.)	-	-	354	480	425	441	478	464
Call options sold and cap agreements (ii)
Amount	375	-	240	230	180	100	200	1,325
Average price($/oz.)	329	-	330	365	359	367	394	352
Call options purchased (iii)
Amount	108	395	-	-	-	-	-	503
Average price ($/oz.)	459	461	-	-	-	-	-	461

Total committed Amount	427	175	796	1,075	995	847	2,834	7,149

Put options purchased (ii)
Amount	212	635	240	-	-	-	-	1,087
Average price ($/oz.)	290	301	300	-	-	-	-	299

Put options sold
Amount	370	815	320	80	80	-	-	1,665
Average price	270	270	265	250	250	-	-	267

Silver (000's ounces):

Fixed forward contracts
Amount	450	1,150	-	-	-	-	-	1,600
Average price (i) ($/oz.)	6.44	5.86	-	-	-	-	-	6.02
Call options sold
Amount	-	1,200	750	-	-	-	-	1,950
Average price ($/oz.)	-	5.50	7.95	-	-	-	-	6.44

Total committed Amount	450	2,350	750	-	-	-	-	3,550

Put options purchased (ii)
Amount	750	1,200	-	-	-	-	-	1,950
Average price ($/oz.)	5.50	4.90	-	-	-	-	-	5.13

Copper (millions of pounds):

Fixed forward contracts
Amount	20.4	-	-	-	-	-	-	20.4
Average price ($/lb.)	0.73	-	-	-	-	-	-	0.73
Call options sold
Amount	13.2	-	-	-	-	-	-	13.2
Average price ($/lb.)	0.76	-	-	-	-	-	-	0.76

Total committed Amount	33.6	-	-	-	-	-	-	33.6

Put options sold
Amount	15.4	-	-	-	-	-	-	15.4
Average price ($/lb.)	0.67	-	-	-	-	-	-	0.67

(i)     Forward sales contracts include:

a)	Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii)	Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options, representing approximately 9% of 2003 production, can be extended to 2004 at the counterparty’s option. The option expires before December 31, 2002.

(iii)	All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument has the same economic substance as a purchased put option. However, the separate instruments may involve more than one, and different, counterparties.

        Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

        Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

        Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

        Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

        Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

        Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

At September 30, 2002, Placer Dome's consolidated foreign currency program consists of:

	Maturity Period	Quantity	Average Price
	(to the year)	(millions of US$)	(per US$)

Canadian dollars
Fixed forward contracts	2003	$11.0	$1.5192
Put options sold	2003	$20.0	$1.5841
Total committed dollars		$31.0	$1.5611
Call options purchased	2003	$20.0	$1.5145
Australian dollars
Fixed forward contracts	2006	$103.5	$1.9697
Put options sold	2004	$61.5	$1.5223
Total committed dollars		$165.0	$1.8029
Call options purchased	2004	$103.5	$1.4000

        Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

        Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

        Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

9.     Commitments and Contingencies

(a)	At September 30, 2002, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs.

(b)	The Golden Sunlight Mine is presently a co-defendant with the Montana Depatment of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the expansion approval by the DEQ violates certain Montana regulations and the Montana Consstitution because the permit conditions do not include certain reclamation requirements, primarily th epartial backfilling of the open pit, th ecost of which has been estimated at approximately $20 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered the judgement based on the March 21 ruling. The judgement requires the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight intends to present its concerns as to the unsuitability of backfill as the appropriate method of reclamation and to seek an appropriate amendment to the Record of Decision. Golden Sunlight believes that the final record will support a more environmentally protective reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(c)	On May 26, 2002, Placer Dome announced a proposal to acquire all of the outstanding shares of Australian gold producer AurionGold Limited (“AurionGold”) by offering 17.5 Placer Dome shares per 100 AurionGold shares and a cash payment of A$0.35 per share (which is reduced for subsequent cash dividends paid by AurionGold). On September 30, 2002, the Corporation owned 43% of AurionGold. The offer is unconditional and is scheduled to expire on November 1, 2002. (see note 12)

(d)	In September 2002 Placer Dome Canada Limited (“PDC”) lost an appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, income for Ontario mining tax purposes will increase by approximately $11 million for the years in question. A tax provision has been provided for which includes the tax expense of approximately $1 million for the 1995 and 1996 taxation years as well as an estimate for expected reassessments in future years. The Corporation has commenced an appeal of the decision to the Ontario Court of Appeal and expects the case to be heard in the first half of 2003. Despite the loss at the Superior Court level, outside tax counsel has reiterated their opinion that Placer Dome should ultimately win this case. Should Placer Dome lose however, the total tax payable exposure is approximately $60 million.

(e)	In addition to the above, reference is made to note 18 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information

Form/Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated based on management’s assessment of the risks.

10.     Common Shares

        The Corporation follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Corporation’s net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Net earnings (loss) - as reported	28	(211)	113	(162)
Net earnings (loss) - pro forma	25	(216)	105	(175)
Net earnings (loss) per share - as reported	0.08	(0.65)	0.34	(0.50)
Net earnings (loss) per share - pro forma	0.07	(0.66)	0.31	(0.54)

11.     Canadian Generally Accepted Accounting Principles

        The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission (“U.S. GAAP”) which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”). Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i)

The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis, whereas under Canadian GAAP the investment is proportionately consolidated.

(ii)

Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(iii)

Preferred Securities, under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus.

(iv)

Under U.S. GAAP, investments are recorded at market value with the difference going to other comprehensive income. Under Canadian GAAP, investments, including Placer Dome’s investment in AurionGold are recorded at cost.

        In addition to the above, reference is made to note 20 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information Form/Form 40-F. Had Placer Dome followed Canadian GAAP, the Management’s Discussion and Analysis, the Consolidated Statement of Earnings, Retained Earnings, Cash Flows and Balance Sheets would have been as follows:

(a)   Management's Discussion and Analysis

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001

Financial ($ millions)
Sales	287	300	889	962
Mine operating earnings
Gold	52	65	195	185
Copper	9	10	30	49
Other	-	(1)	(3)	(3)

	61	74	222	231

Net earnings (loss)	32	(248)	113	(190)
Cash flow from operations	103	100	294	332

Production and sales volumes
Gold (000s ozs)
Group's share production	570	658	1,906	2,099
Consolidated production	577	672	1,928	2,169
Consolidated sales	596	670	1,950	2,264
Copper (000s lbs)
Production	104,831	107,109	319,635	306,429
Sales	117,662	105,656	324,032	312,925

Average prices and costs
Gold ($/oz)
Group's share price realized	347	333	345	321
London spot price	314	274	306	269
Group's share cash cost	197	175	184	182
Group's share total cost	248	238	239	242
Copper ($/lb)
Price realized	0.69	0.71	0.71	0.76
London spot price	0.69	0.67	0.71	0.74
Cash cost	0.48	0.43	0.45	0.44
Total cost	0.62	0.60	0.61	0.60

        Consolidated net earnings in accordance with Canadian GAAP for the first nine months of 2002 were $113 million ($0.31 per share after interests on preferred securities), compared with a loss of $190 million ($0.61 per share) for the same period in 2001.

        Mine operating earnings for the first nine months of 2002 were $222 million, a decrease of 4% or $9 million over 2001 due to higher contribution from gold, offset by lower contribution from copper.

        Gold operating earnings increased by 5% to $195 million in the first nine months of 2002 compared with 2001 due to higher realized prices and lower costs, partially offset by lower sales volume and a decrease in the loss on currency hedging. Gold sales revenue for the current period was $657 million compared with $716 million in the prior year period, a decline of 8%, reflecting a $24 per ounce increase (or 7%) in the average realized price offset by a 14% decline in sales volume. The higher sales volume in 2001 reflected a drawdown of inventory whereby sales were 95,000 ounces higher than production in the nine-month period. Under Placer Dome’s precious metals sales program, the Corporation realized an average price of $345 per ounce for gold, a premium of $39 per ounce over the average spot price and contributing $75 million to revenue. Consolidated gold production for the first nine months of 2002 decreased by 11% to 1,928,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, production interruptions at the Porgera Mine in the third quarter of 2002 and reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, partially offset by increased production at a number of operations. These declines were partially offset by increased production at a number of operations, most notably at Granny Smith, where a 62% increase in production was due to commencement of production at the higher grade Wallaby deposit in the fourth quarter of 2001. Placer Dome’s share of cash and total production costs per ounce for the nine-month period were $184 and $239, respectively, compared with $182 and $242 in the 2001 period. The overall decline in Placer Dome’s cash and total production costs is attributed to lower production at a number of mines, offset by improved performances at the Granny Smith, Campbell and Bald Mountain mines.

        Copper operating earnings of $30 million in the first three quarters of 2002 were 39% lower than 2001 due to lower realized prices. Copper sales revenue for the nine-month period was $214 million compared with $220 million in 2001 reflecting a 7% decline in the average realized price and offset by increased sales volume due to increased production. Consolidated copper production in the first nine months of 2002 was 320 million pounds (144,984 tonnes), up 4% from the prior year period. Placer Dome’s share of cash and total production costs per pound of copper for the period were $0.45 and $0.61, respectively, compared with $0.44 and $0.60, respectively, in 2001.

Expenses and other income

        Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $86 million in the first nine months of 2002, a decline of 10% from the year earlier period. The decline reflects the decreased work force at the Getchell Mine in the first quarter of 2002.

        Investment and other business income in the first nine months of 2002 were $34 million, compared with $21 million in the year-earlier period. In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. The investment in AurionGold is being carried at cost. Once Placer Dome achieves control, the AurionGold operation will be consolidated.

        Excluding the impact of certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 14% and 5% for the first nine months of 2002 and 2001, respectively.

Financial Condition, Liquidity and Capital Resources

        Cash flow from operations decreased by $38 million to $294 million in the first nine months of 2002 compared with the corresponding period in 2001. The decrease of 11% reflects an increase in the investment in non-cash working capital and lower copper earnings. The net increase in non-cash working capital in 2002 primarily reflects a build-up of product inventory as well as net movements in receivables and payables due to the timing of sales, receipts and payments. Also in 2001, there was a significant drawdown in product inventory with sales being 95,000 ounces higher than production in the nine-month period.

        Expenditures on property, plant and equipment in the first nine months of 2002 amounted to $107 million, a decrease of $73 million compared with the 2001 period. The expenditures included outlays of $25 million (2001 - $49 million) for Placer Dome’s share of development costs at the Porgera and Cortez mines, $7 million (2001 - $24 million) related to the development of the Wallaby deposit at the Granny Smith Mine, $36 million for the main shaft, mill and underground development at the South Deep Mine (2001 - $36 million) and nil (2001 - $22 million) related to the dynamic pad project at the Zaldivar Mine.

        On May 26, 2002, Placer Dome announced a proposal to acquire all of the outstanding shares of Australian gold producer AurionGold Limited (“AurionGold”) by offering 17.5 Placer Dome shares per 100 AurionGold shares. On July 28, 2002, the offer was increased by a cash component of A$0.35 per AurionGold share (which is reduced for subsequent cash dividends paid by AurionGold). The cash flow from investing activities in the third quarter of 2002, includes a cash out flow of $34 million related to the cash component described above, and the related costs of $2 million to acquire 43% of the outstanding shares of AurionGold.

        Consolidated current and long-term debt balances at September 30, 2002 were $548 million, compared with $585 million at December 31, 2001. Financing activities in the first nine months of 2002 included net long-term debt and capital lease repayments of $35 million (2001 - $6 million), short-term debt repayments of $2 million (2001 – borrowings of $9 million), redemption of minority interest related to the investment in Kidston Mine of $5 million (2001 – nil), and dividend payments of $45 million (2001 - $44 million). Also included in investing activities is $23 million received in the first three quarters of 2002 related to the issuance of common shares on the exercise of stock options, an increase of $17 million from the corresponding period in 2001.

        On September 30, 2002, consolidated cash and short-term investments amounted to $545 million, an increase of $105 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $517 million was held by the Corporation and its wholly owned subsidiaries and $28 million by other subsidiaries. Placer Dome also has approximately $700 million of undrawn bank lines of credit available.

(b)   Consolidated Financial Statements

	Canadian Basis Consolidated statements of earnings (unaudited)

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Sales	287	300	889	962
Cost of sales	180	172	519	566
Depreciation and depletion	46	54	148	165

Mine operating earnings	61	74	222	231

General and administrative	9	9	28	31
Exploration	12	10	31	28
Technology, resource development and other	9	14	27	37
Write-downs of mining interests	-	319	-	319

Operating earnings (loss)	31	(278)	136	(184)

Investment and other business income	12	8	34	21
Interest and financing	(10)	(12)	(31)	(36)

Earnings before taxes and other items	33	282	139	(199)

Income and resource taxes	(1)	34	(26)	13
Minority interests	-	-	-	(4)

Net earnings (loss)	32	(248)	113	(190)

Net earnings (loss) attributable to common shareholders	29	(251)	103	(200)

Per common share
Net earnings (loss)	0.09	(0.77)	0.31	(0.61)
Diluted net earnings (loss)	0.09	(0.77)	0.31	(0.61)
Dividends	0.05	0.05	0.10	0.10

Weighted average number of common shares outstanding (millions)
Basic	345.9	327.9	335.2	327.7
Diluted	346.0	332.7	335.3	337.3

	Canadian Basis Consolidated statements of cash flows (unaudited)

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Operating activities
Net earnings (loss)	32	(248)	113	(190)
Write-down of mining interests	-	319	-	319
Add (deduct) non-cash items
Depreciation and depletion	46	54	148	165
Amortization of stripping (i)	8	8	26	41
Deferred reclamation	-	-	6	3
Future income and resource taxes	(3)	(48)	(2)	(44)
Other items, net	(3)	5	(4)	9
Change in non-cash operating working capital	23	10	7	29

Cash from operations	103	100	294	332

Investing activities
Property, plant and equipment	(30)	(58)	(107)	(180)
Purchase of AurionGold Limited (note 3(b))	(34)	-	(34)	-
Short-term investments	(1)	6	(1)	3
Disposition of assets	1	3	7	4
Other, net	9	11	9	10

	(55)	(38)	(126)	(163)

Financing activities
Short-term debt	-	(2)	(2)	9
Long-term debt and capital leases	(1)	(6)	(35)	(6)
Common shares issued	-	4	23	6
Redemption of minority interest	-	-	(5)	-
Dividends paid
Common shares	(18)	(17)	(34)	(33)
Preferred securities	(2)	-	(9)	(7)
Minority interest	(1)	-	(2)	(4)

	(22)	(21)	(64)	(35)

Net Increase in cash and cash equivalents	26	41	104	134

Cash and cash equivalents
Beginning of period	512	424	434	331

End of period	538	465	538	465

	Canadian Basis Consolidated balance sheets (unaudited)

	September 30	December 31
	2002	2001
	$	$

Assets
Current assets
Cash and cash equivalents	538	434
Short-term investments	7	6
Accounts receivable	63	96
Income and resource tax assets	4	7
Inventories	160	166

	772	709

Investments in AurionGold Limited (note 3(a), 11(iv) and 12)	339	-
Other assets	134	142
Future income and resource taxes	124	124
Property, plant and equipment
Cost	4,051	4,229
Accumulated depreciation and amortization	(2,307)	(2,439)

	1,744	1,790

	3,113	2,765

Liabilities and Shareholders' Equity

Current liabilities
Short-term debt	-	2
Accounts payable and accrued liabilities	129	146
Income and resource taxes payable	30	25
Current portion of long-term debt and capital leases	204	36

	363	209

Long-term debt and capital leases	344	547
Deferred credits and other liabilities	193	175
Future income and resource taxes	210	216
Minority interests in subsidiaries	6	13
Shareholders' equity	1,997	1,605

	3,113	2,765

	Canadian Basis Consolidated statements of Shareholders' equity (unaudited)

	September 30

	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Common shares, opening	1,885	1,853	1,862	1,851
Shares issued for acquisition of AurionGold Limited	302	-	302	-
Exercise of options	-	4	23	6

Common shares, closing (iii)	2,187	1,857	2,187	1,857

Preferred securities (ii)	257	257	257	257

Contributed surplus, opening	49	45	50	45
Stock-based compensation	(1)	-	-	-
Options issued on the acquisition of Getchell Gold Corp exercised or expired in the period	-	-	(2)	-

Contributed surplus, closing	48	45	48	45

Cumulative translation adjustment	(40)	(40)	(40)	(40)

Deficit, opening	(466)	(261)	(524)	(296)
Net earnings (loss)	32	(248)	113	(190)
Common share dividends	(18)	(17)	(34)	(33)
Preferred securities dividends	(3)	(3)	(10)	(10)

Deficit, closing	(455)	(529)	(455)	(529)

Shareholders' equity	1,997	1,590	1,997	1,590

(i)	For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months and nine months period ended September 30, 2001, $8 million and $41 million, respectively, were reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings.

(ii)	Preferred shares - unlimited shares authorized, no par value, none issued.

Common shares - unlimited shares authorized, no par value, issued and outstanding at September 30, 2002 - 363,888,377 shares (December 31, 2001 - 328,608,666 shares).

At September 30, 2002, the Corporation had outstanding $185 million 8.625% Series A Preferred Securities and $77 million 8.5% Series B Preferred Securities, due December 31, 2045. The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

(iii)	Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At September 30, 2002, there were 9,376,644 vested and 5,612,435 unvested stock options outstanding.

The Corporation follows the disclosure-only provisions of CICA 3870. "Stock-based Compensation and Other Stock-based Payments", for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Corporation's net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Net earnings (loss) - as reported	32	(248)	113	(190)
Net earnings (loss) - pro forma	29	(253)	105	(203)
Net earnings (loss) per share - as reported	0.09	(0.77)	0.31	(0.61)
Net earnings (loss) per share - pro forma	0.07	(0.78)	0.28	(0.65)

(c)   Business Segments

     Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

   (i) Product segments on a Canadian Basis

	Sales by metal
	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

Gold	205	219	657	716
Copper	77	70	214	220
Silver	5	11	18	25
Other	-	-	-	1

	287	300	889	962

   (ii) Segment profit (loss) on a Canadian Basis

	Canadian GAAP - Sales by mine
	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

U.S. GAAP (note 4(a))	275	288	854	931
La Coipa	11	11	32	29
Metal hedging revenue	1	1	3	2

Canadian GAAP	287	300	889	962

	Canadian GAAP - Mine operating earnings
	September 30
	Third quarter		Nine months

	2002	2001	2002	2001
	$	$	$	$

U.S. GAAP (note 4(b))	65	74	235	256
La Coipa	(1)	-	(1)	(2)
Osborne	(1)	(2)	(4)	(7)
Porgera	(1)	(2)	(6)	(10)
Metal hedging revenue	1	1	3	2
Currency hedging loss realized	(3)	(3)	(6)	(14)
Other	1	6	1	6

Canadian GAAP	61	74	222	231

12.     Subsequent event

        On October 13, 2002, the Board of AurionGold revised its recommendation in relation to the takeover offer by Placer Dome. Each of the AurionGold Directors has recommended that remaining AurionGold shareholders, either accept the Offer or sell their shares on market while the Offer remains open. Concurrent with this, AurionGold declared a fully franked dividend of A$0.10 per share for shareholders on record at the close of trading on October 24, 2002. On October 15, 2002 AurionGold announced the immediate appointment of the four Placer Dome nominees to the existing eight person AurionGold Board of Directors. At the end of the AurionGold Annual General Meeting in Sydney, Australia, on 30 October 2002, five current AurionGold Directors will resign their Board positions. The AurionGold Board will then comprise the four Placer Dome nominees and three of the existing Directors. The Managing Director will also resign following the Annual General Meeting to be replaced by one of the Directors nominated by Placer Dome. Placer Dome extended its offer to November 1, 2002 to allow shareholders adequate time, following the record date for the AurionGold dividend, to accept the offer.On October 22, 2002, Placer Dome increased its ownership by approximately 8% to 56%. With control being achielved, the financial results of AurionGold will now be consolidated with those of Placer Dome.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: October 25, 2002